Via EDGAR Submission

February 7, 2025

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Michael Volley

Amit Pande

John Stickel

James Lopez

Re:	Marblegate Capital Corp

Amendment No. 1 to Registration Statement on Form S-4

Filed January 17, 2025

File No. 333-283675

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 3, 2025, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 submitted to the Commission on January 17, 2025 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 2 to the Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the Staff’s comments and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 1 to Form S-4/A filed January 17, 2024

The Parties to the Business Combination, page 29

1.

We note the response to prior comment 1, which presents the new non-exclusive servicing agreement as replacing the “previous” agreement with Septuagint Solutions, LLC. However, we note disclosure on page 31 and elsewhere that the October 17, 2024 agreement between DePalma II and Kirie Eleison gave DePalma II until December 15, 2024 to decide whether to have Kirie Eleison transfer its 50% interest to DePalma II or wind down Septuagint. It is unclear if the parties have agreed to extend the date. Newly revised disclosure states that DePalma has not exercised its right to acquire or wind down Septuagint, which suggests that the Septuagint agreement is still being used. Please revise to explain why the decision was not made by December 15, 2024, disclose any agreement to extend the date, and clarify in quantitative and qualitative terms the status of the operations being conducted under the new agreement versus the “previous” Septuagint agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 31, 71, 72, 84, 193, 194, 205, 206, 215, 216 and 233 of the Amended Registration Statement to clarify that the October 17, 2024 agreement was not a “new” agreement, but rather, it merely amended the original agreement to remove the exclusivity provisions and to provide for a “transition period” during which the parties would, among other things, determine whether to wind down Septuagint or have Kirie Eleison (KE) transfer all of its membership interests in Septuagint to DePalma II. While the transition period originally expired on December 15, 2024, pursuant to the October 17, 2024 amendment, DePalma II and KE subsequently agreed to extend the transition period through March 31, 2025 in order to allow DePalma II and KE additional time to, among other things, evaluate their options and consider whether to continue Septuagint’s operations, or wind Septuagint down and have DePalma II continue to pursue other alternative fleet servicing arrangements with third parties and/or to establish its own fleet servicing entity. Accordingly, there have been no quantitative and qualitative changes to Septuagint’s ownership or Septuagint’s organizational or operating agreements during this transition period, as the parties are continuing to operate under the original OSA, as amended by the October 17, 2024 amendment which, as noted, only removed the exclusivity provisions. To date, DePalma II and KE have not yet determined whether to wind down Septuagint or transfer KE’s ownership to DePalma II, but expect that determination to be made by March 31, 2025, unless the parties agree to an additional extension of the transition period.

Material U.S. Federal Income Tax Considerations, page 298

2.

We note the revised disclosure in response to prior comment 3 indicating that the tax opinion will provide that the Merger “should, when taken together with the Blocker Mergers and Contributions as described in the Business Combination Agreement, qualify as a transaction described in Section 351 of the Code for U.S. federal income tax purposes.” As counsel will not be providing a “will” opinion, please revise to clarify why it cannot do so and describe the degree of uncertainty in the opinion.”

Response:

The Company respectfully acknowledges the Staff’s comment. Due to the absence of direct authority on the U.S. federal income tax treatment of the Business Combination, counsel to the Company cannot provide a “will” opinion. In addition, the tax treatment of the Business Combination could be adversely affected by events or actions that occur following the Business Combination that are beyond the control of MAC or the Company. The Company has provided additional disclosure regarding this uncertainty on pages 16, 116, 302 and 303 of the Amended Registration Statement.

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If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP

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